UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (DATE OF EARLIEST EVENT REPORTED)
December 26, 2000

Cobra Tech International, Inc.
(Exact Name of Registrant as Specified in its Charter)

Dead Man's Point, Inc.
(Former Name of Registrant)

Nevada	88-0422028
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

000-28005
(Commission File Number)

6511 Jasper Road
Sechelt, British Columbia
Canada
V0N 3A8
(Address of Principal Executive Offices)

(604) 885-0401
(Registrant's Telephone Number, Including Area Code)

12691 Apple Valley Road,
Apple Valley, CA 92308
(Former Address)

(760) 240-2401
(Registrant's Former Telephone Number, Including Area Code)

ITEM 1. CHANGES IN CONTROL OF REGISTRANT

On November 14, 2000, John A. Schaffer, President and CEO of Dead Man's Point, Inc., submitted his resignation as a member of the Board of Directors and as the as the Registrant's President and CEO. Prior to his resignation, Mr. Schaffer (via Board Action) elected Mr. John Devlin to the Board of Directors and conferred upon Mr. Devlin the tile of President and CEO. On this same date, Mr. Devlin accepted his appointment to the Board of Directors and the title of President and CEO.

Concomitant with his resignation, Mr. Schaffer returned 9,000,000 of the Registrant's Common Shares previously issued to him to the capital stock of the Registrant, and then transferred ownership of his remaining 500,000 common shares to Mr. Devlin.

Also on November 14, 2000, the Registrant's Secretary, Kathy J. Schaffer, and the Registrant's Treasurer, Dorothy J. Cornish, submitted their resignations. These resignations were accepted by the Board of Directors on November 14, 2000.

Finally, on November 14, 2000, the Registrant's Board of Directors announced a stock dividend of 30 new shares for every one old share. The record date for the stock dividend was November 9, 2000, with a pay date of November 10, 2000. The stock dividend increased the issued and outstanding common shares of the Registrant to 25,200,030.

Subsequent to the stock dividend, Mr. Devlin became the record holder of 15,000,000 of the Registrant's 25,200,030 common shares, and as such, directly owns and controls 59.52 of the issued and outstanding common stock of the Registrant.

ITEM 2. ACQUISITION OR DISPOSITION OF ASSETS

None.

ITEM 3. BANKRUPTCY OR RECEIVERSHIP

None.

ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 5. OTHER EVENTS

On November 14, 2000, John A. Schaffer, President and CEO of Dead Man's Point, Inc., submitted his resignation as a member of the Board of Directors and as the Registrant's President and CEO. Prior to his resignation, Mr. Schaffer (via Board Action) elected Mr. John Devlin to the Board of Directors and conferred upon Mr. Devlin the tile of President and CEO. On this same date, Mr. Devlin accepted his appointment to the Board of Directors and the title of President and CEO.

Concomitant with his resignation, Mr. Schaffer returned 9,000,000 of the Registrant's Common Shares previously issued to him to the capital stock of the Registrant, and then transferred ownership of his remaining 500,000 common shares to Mr. Devlin.

Also on November 14, 2000, the Registrant's Secretary, Kathy J. Schaffer, and the Registrant's Treasurer, Dorothy J. Cornish, submitted their resignations. These resignations were accepted by the Board of Directors on November 14, 2000.

Finally, on November 14, 2000, the Registrant's Board of Directors announced a stock dividend of 30 new shares for every one old share. The record date for the stock dividend was November 9, 2000, with a pay date of November 10, 2000. The stock dividend increased the issued and outstanding common shares of the Registrant to 25,200,030.

ITEM 6. RESIGNATIONS OF REGISTRANT'S DIRECTORS

Also on November 14, 2000, the Registrant changed its name from Dead Man's Point, Inc., to Cobra Tech International, Inc. Beginning on Wednesday November 15, 2000, the Registrant traded on the Over The Counter Bulletin Board under the new symbol "COBB."

Finally, on November 14, 2000, the Registrant's Board of Directors announced a stock dividend of 30 new shares for every one old share. The record date for the stock dividend was November 9, 2000, with a pay date of November 10, 2000. The stock dividend increased the issued and outstanding common shares of the Registrant to 25,200,030.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

None.

ITEM 8. CHANGE IN FISCAL YEAR

None.

ITEM 9. SALE OF EQUITY SECURITIES PURSUANT TO REGULATION S.

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cobra Tech International, Inc.

/s/ John Devlin

_____

President and CEO

Dated: December 26, 2000